Exhibit 12
Ratio of Earnings To Combined Fixed Charges
And Preferred Stock Dividend Requirements
(In Millions)

	Year Ended December 31,

	2005		2004		2003	2002	2001

Consolidated pretax income (loss) from continuing operations	$368.1		$285.2		$(35.2)	$(57.3)	$(28.7)
Undistributed earnings of non-consolidated affiliates	.1		4.2		.1	(1.3)
Amortization of capitalized interest	2.0		2.0		2.0	1.8
Interest expense	4.5		.8		4.4	6.5	8.5
Interest portion of rental expense	6.2		7.5		8.6	9.4	6.8

Earnings	$380.9		$299.7		$(20.1)	$(40.9)	$(13.4)

Interest expense	$4.5		$.8		$4.4	$6.5	$8.5
Interest portion of rental expense	6.2		7.5		8.6	9.4	6.8
Preferred Stock dividend requirements	6.8		6.5

Fixed Charges and Preferred Stock Dividend Requirements	$17.5		$14.8		$13.0	$15.9	$15.3

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	21.8	x	20.3	x	(1)	(2)	(3)

(1)	For the year ended December 31, 2003, earnings were inadequate to cover fixed charges. We would need an additional $33.1 million of earnings in order to cover our fixed charges.

(2)	For the year ended December 31, 2002, earnings were inadequate to cover fixed charges. We would need an additional $56.8 million of earnings in order to cover our fixed charges.

(3)	For the year ended December 31, 2001, earnings were inadequate to cover fixed charges. We would need an additional $28.7 million of earnings in order to cover our fixed charges.